EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change

July 30, 2024

Item 3	News Releases

News release dated July 16, 2024

Item 4	Summary of Material Change

On July 29/30, 2024, the Company the Company issued a total of 4,983,699 common shares and 4,983,699 share purchase warrants pursuant to the conversion of convertible debentures totaling $495,000.00 in principal and $3,369.86 in accrued interest. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expires on December 31, 2025 or September 27, 2026. 2,250,000 common shares and 2,250,000 share purchase warrants were issued to the Company’s Chief Executive Officer, Dr. Ahmad Doroudian, for conversion of $225,000 of convertible debentures.

The Company filed a press release in July 2024 to clarify the following disclosures in its past Management Information Circulars (“MIC”) as it relates to beneficial ownership by its Chief Executive Officer, Dr. Ahmad Doroudian:

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Dates of MIC and Related Record Dates	Section in MIC	Amount of Beneficial Ownership and Percentage of Class (if applicable) as Disclosed in MIC	Amended Amount of Beneficial Ownership and Percentage of Class (if applicable)
February 28 and February 10, 2023	Proposal No. 2 – Election of Directors	5,506,367 common	5,863,786 common
November 23 and November 5, 2021	Proposal No. 2 – Election of Directors	5,155,162 common	5,529,887 common
November 20 and November 9, 2020	Voting Securities and Principal Holders of Voting Securities	5,155,162 common 13.9%	5,251,637 common 14.2%
February 15 and February 13, 2019	Principal Stockholders and Security Ownership of Management	9,161,929 common 9.455%	21,330,518 common 22.01%

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

August 7, 2024

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SCHEDULE “A”

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Amendment of Disclosures in Past Management Information Circulars

VANCOUVER, British Columbia, July 16, 2024 - As a result of a review by the British Columbia Securities Commission, BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”),  is issuing the following press release to clarify disclosures in its past Management Information Circulars (“MIC”) as it relates to beneficial ownership by its Chief Executive Officer, Dr. Ahmad Doroudian:

Dates of MIC and Related Record Dates	Section in MIC	Amount of Beneficial Ownership and Percentage of Class (if applicable) as Disclosed in MIC	Amended Amount of Beneficial Ownership and Percentage of Class (if applicable)
February 28 and February 10, 2023	Proposal No. 2 – Election of Directors	5,506,367 common	5,863,786 common
November 23 and November 5, 2021	Proposal No. 2 – Election of Directors	5,155,162 common	5,529,887 common
November 20 and November 9, 2020	Voting Securities and Principal Holders of Voting Securities	5,155,162 common 13.9%	5,251,637 common 14.2%
February 15 and February 13, 2019	Principal Stockholders and Security Ownership of Management	9,161,929 common 9.455%	21,330,518 common 22.01%

The Company also announces that it has issued 350,000 common shares and 350,000 share purchase warrants pursuant to the conversion of convertible debentures totalling $35,000.  Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expires on August 31, 2026.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non- controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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